FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Employee Voluntary Stock Ownership Plan
1507 Broomtown Road
LaFayette, GA 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan

Date 6/22/12

Rhonda Beasley
(Signature)*
Name: Rhonda Beasley
Title: H. R. Manager

**Print name and title of the signing official under the signature.*

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2011 and 2010

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Roper Employee Voluntary Stock Ownership Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 18, 2012

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:		
Cash and cash equivalents (note 2)	$ 601,168	$ 502,340
Investments at fair value (notes 3 and 4)	61,922,248	63,860,302
Notes receivable from participants	2,323,956	2,708,692
Employee contributions receivable	50,968	50,949
Employer contributions receivable	50,467	49,448
Accrued dividends and interest	398,170	332,374
Total assets	65,346,977	67,504,105
Liabilities:		
Payable for excess contributions	35,815	75,960
Net assets available for plan benefits	$ 65,311,162	$ 67,428,145

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ (1,787,063)	$ 9,488,499
Dividends and interest	1,744,459	1,371,092
	(42,604)	10,859,591
Interest on notes receivable from participants	112,623	134,832
Contributions:		
Employee	2,182,634	2,148,306
Employer	2,143,119	2,096,354
	4,325,753	4,244,660
Total additions	4,395,772	15,239,083
Deductions from net assets attributed to:		
Benefits paid to participants	6,493,152	6,529,362
Expenses and loan fees (note 1)	19,603	28,356
Total deductions	6,512,755	6,557,718
Net increase (decrease)	(2,116,983)	8,681,365
Net assets available for plan benefits at:		
Beginning of year	67,428,145	58,746,780
End of year	$ 65,311,162	$ 67,428,145

See accompanying notes to financial statements.

(1) Description of Plan

The Roper Employee Voluntary Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by the Roper Corporation (the "Company"), an affiliate of General Electric Company ("GE"), for all employees who have worked for sixty consecutive days following their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the recordkeeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Roper Employee Voluntary Stock Ownership Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested entirely in shares of GE Common Stock and the remainder is held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Institutional Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(c) GE Institutional Strategic Investment Fund - This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(d) American Funds Growth Fund of America – This fund seeks growth of capital by primarily investing in common stocks that are reasonably priced and represent solid long-term investment opportunities.

(e) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

(f) Artio International Equity Fund I – This investment seeks long-term growth of capital. It invests up to 35% of total assets in emerging-market securities and 80% of assets in international equities.

(g) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(h) PIMCO Total Return Institutional Fund – This fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing primarily in a diversified portfolio of fixed income instruments of varying maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pre-tax and/or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $16,500 in 2011 and 2010. For participants who were at least age 50 during the year, the 2011 and 2010 limit was generally $22,000.

Employer Contributions

The Company matches employee pre-tax contributions at a rate of 150% of the participant's pre-tax contributions on the first 2% of compensation and 100% of the employee's pre-tax contributions on the next 5% of compensation. After-tax employee contributions and catch-up contributions are not matched.

The Board of Directors may elect each year, at its discretion, to allocate a profit sharing contribution. The contribution would be allocated to participants based on years of service in order to determine the base amount. There were no discretionary contributions from the Company in 2011 and 2010.

Vesting

Prior to January 1, 1992, participants were subject to a vesting schedule and employees who terminated employment prior to January 1, 1992, are governed by this vesting schedule. Under current provisions, participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Forfeitures

As of December 31, 2011 and 2010, forfeited non-vested amounts (including unrealized appreciation) totaled $25,075 and $24,656, respectively. During 2011 and 2010, no forfeitures were utilized to pay Plan expenses or to reduce Company contributions. Gains on earnings of forfeiture balances were $215 and $196 during 2011 and 2010. Additions to forfeiture balances were $204 and $51 during 2011 and 2010.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 9 years may be permissible. Loans are secured by the remaining balance in the participant's account. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount with written notice without penalty.

In the event of a loan default, the entire unpaid balance of the loan will become immediately due and payable without further notice on demand.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions, Company contributions, and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, only his or her before-tax contributions; no earnings on such contributions may be withdrawn. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(g) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock and registered investment companies.

See note 4 for additional information.

(e) Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2011 and 2010:

	2011		2010	
GE Common Stock	$ 41,726,645	*	$ 43,021,062	*
Registered Investment Companies:				
GE Institutional Money Market Fund	2,924,537		3,266,435	
GE Institutional Strategic Investment Fund	1,211,560		1,211,886	
American Funds Growth Fund of America	2,531,682		2,546,287	
Royce Premier Fund	3,106,136		2,948,603	
Artio International Equity Fund I	2,340,518		2,931,726	
First Eagle Global Fund	4,272,383	*	4,096,724	*
PIMCO Total Return Institutional Fund	3,808,787	*	3,837,579	*
Total Registered Investment Companies	20,195,603		20,839,240	
Total investments at fair value	$ 61,922,248		$ 63,860,302	

* Investment option representing more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2011 and 2010 as follows:

	2011	2010
GE Common Stock	$ 572,042	$ 8,616,331
Registered Investment Companies	(2,359,105)	872,168
	$ (1,787,063)	$ 9,488,499

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investments in registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 41,726,645	$ —	$ —	$ 41,726,645
Registered Investment Companies	20,195,603	—	—	20,195,603
Total investments at fair value	$ 61,922,248	$ —	$ —	$ 61,922,248

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 43,021,062	$ —	$ —	$ 43,021,062
Registered Investment Companies	20,839,240	—	—	20,839,240
Total investments at fair value	$ 63,860,302	$ —	$ —	$ 63,860,302

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2011 or 2010.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM, reduce the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 6, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

During 2011, the Company issued a Voluntary Correction Program filing with the Internal Revenue Service to address a self-identified operational error. This involved loan repayments not being deducted from employee paychecks when they were put on temporary leave. In addition, delinquent loans were not tracked properly to ensure that extra payments were made to keep the participant loan current and to avoid the loan from defaulting. This situation has since been corrected and controls have been put in place to prevent such errors.

During the 2010 fiscal year audit, the auditors discovered an error for 11 participants involving an erroneous employer match when no actual employee pre-tax contribution was made. This error amounted to $128 total for all participants involved. Ascensus has removed the erroneous company match from the participants' accounts. The Company has taken corrective actions.

(7) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

The following is a reconciliation of total investments per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total investments per financial statements	$ 61,922,248	$ 63,860,302
Total notes receivable per financial statements	2,323,956	2,708,692
Deemed distributions	(517,937)	-
Total notes receivable per Form 5500	1,806,019	2,708,692
Total investments per Form 5500	$ 63,728,267	$ 66,568,994

The following is a reconciliation of total deductions to net assets per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total deductions from net assets per financial statements	$ 6,512,755	$ 6,557,718
Change in deemed distributions	517,937	-
Total deductions from net assets per Form 5500	$ 7,030,692	$ 6,557,718

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

As of December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common stock	2,329,796	$	41,726,645
*	GE Institutional Money Market Fund	Registered investment company	2,924,537		2,924,537
*	GE Institutional Strategic Investment Fund	Registered investment company	113,548		1,211,560
	American Funds Growth Fund of America	Registered investment company	88,150		2,531,682
	Royce Premier Fund	Registered investment company	166,460		3,106,136
	Artio International Equity Fund I	Registered investment company	103,471		2,340,518
	First Eagle Global Fund	Registered investment company	94,376		4,272,383
	PIMCO Total Return Institutional Fund	Registered investment company	350,394		3,808,787
	Total investments at fair value				61,922,248
*	Notes receivable from participants (955 loans with interest rates from 4.25% to 9.25% and maturities from 1 month to 9 years)				1,806,019
	Total Assets (Held at End of Year)			$	63,728,267

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

Roper Employee
Voluntary Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 18, 2012, with respect to the statements of net assets available for benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

New York, New York

June 18, 2012